PAGE 1



                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549


                                       FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1993

                                          or

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
          For the transition period from     to
                                         ---    ---

                             Commission file number 1-8022

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              AMERICAN COMMERCIAL VESSEL
                                AND TERMINAL EMPLOYEES'
                                     SAVINGS PLAN


              (Formerly the Savings Plan for Employees of Inland Tugs and
                  Mac Towing, Divisions of American Commercial Barge
                       Line Company, and Louisiana Dock Company,
                Division of American Commercial Marine Service Company)


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                                    CSX CORPORATION
                                A Virginia Corporation
                     IRS Employer Identification Number 62-1051971
                                 901 East Cary Street
                               Richmond, Virginia 23219
                                    (804) 782-1400







                                         - 1 -



          PAGE 2

                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN


                             Index to Financial Statements


                                                                Page No.
                                                                --------
Audited Financial Statements


       Report of Ernst & Young, Independent Auditors               3

       Statement of Net Assets Available for Plan Benefits
         - December 31, 1993                                       4

       Statement of Net Assets Available for Plan Benefits
         - December 31, 1992                                       5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Year Ended December 31, 1993                   6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Year Ended December 31, 1992                   7

       Notes to Financial Statements                               8-12


Supplemental Schedules


       Assets Held for Investment - December 31, 1993             14

       Transactions or Series of Transactions in
         Excess of 5% of the Fair Value of Plan
         Assets - Year Ended December 31, 1993                    15


Signature                                                         16















                                         - 2 -



          PAGE 3




                     REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
                     ---------------------------------------------

The Administrative Committee
American Commercial Vessel and Terminal Employees' Savings Plan
American Commercial Barge Line Company
American Commercial Marine Service Company
Jeffersonville, Indiana

          We have audited the accompanying statements of net assets available for plan benefits of the American Commercial Vessel and Terminal Employees' Savings Plan ("Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5% of the fair value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.



                                           /s/ ERNST & YOUNG
Richmond, Virginia                         -----------------
June 17, 1994                              Ernst & Young

            PAGE 4

                                  AMERICAN COMMERCIAL VESSEL
                             AND TERMINAL EMPLOYEES' SAVINGS PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    (Thousands of Dollars)
                                               DECEMBER 31, 1993
                                           ---------------------------------------------------

                                 Guaranteed                CSX
                                  Interest                Common
                                    Fund    Equity Fund Stock Fund   Total
                                   -------  ----------- ----------  -------
ASSETS
Investments:
  CSX Corporation common stock
    (Cost-$1,429)               $    -      $    -     $2,263      $2,263
  Commonwealth Insurance Guaranteed
    Investment Contract (cost equals
    market)                        773           -          -         773
  Fidelity Equity Income Fund
    (Cost-$175)                      -         201          -         201
  Liberty National Bank Treasury Bill
    Index Account (cost equals market)62        12        143         217
Contributions receivable, net of
  forfeitures:
  Employees                         38          10         22          70
  Employers                          -           -         47          47
                                   ---        ----      -----      ------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS              $873        $223     $2,475      $3,571
                                  ====       =====     ======      ======

See Notes to Financial Statements.

            PAGE 5

                                  AMERICAN COMMERCIAL VESSEL
                             AND TERMINAL EMPLOYEES' SAVINGS PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    (Thousands of Dollars)
                                                             DECEMBER 31, 1992
                                            --------------------------------------------------

                                  Guaranteed               CSX
                                   Interest              Common
                                     Fund   Equity FundStock Fund    Total
                                   -------- ---------------------   -------
ASSETS
Investments:
  CSX Corporation common stock
    (Cost-$925)                    $     -    $   -     $1,508    $1,508
  Commonwealth Insurance Guaranteed
    Investment Contract (cost equals
    market)                            629        -          -       629
  Fidelity Equity Income Fund
    (Cost-$79)                           -       91          -        91
  Liberty National Bank Treasury Bill Index
    Account (cost equals market)        89       59        393       541
Contributions receivable, net of
  forfeitures:
  Employees                             50       11         24        85
  Employers                              -        -         62        62
Accrued investment income                -        -          1         1
Interfund transfers receivable (payable)(8)      (3)        11         -
                                    ------   ------     ------    ------
                                       760      158      1,999     2,917
LIABILITIES
  Accounts payable for assets acquired   -        -        102       102

                                    ------     ----     ------    ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS$760     $158     $1,897    $2,815
                                    ======     ====     ======    ======

See Notes to Financial Statements.

            PAGE 6

                                  AMERICAN COMMERCIAL VESSEL
                             AND TERMINAL EMPLOYEES' SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    (Thousands of Dollars)
                                                       YEAR ENDED DECEMBER 31, 1993
                                            -------------------------------------------------

                                  Guaranteed               CSX
                                   Interest              Common
                                     Fund   Equity FundStock Fund    Total
                                   -------- ----------------------  -------
ADDITIONS:
  Investment Income:
    Dividends                        $   -     $  6     $   42    $   48
    Interest                            43        1          5        49
  Net Realized and Unrealized Appreciation
    of Investments                       -       22        361       383
  Contributions:
    Employees                          413      105        229       747
    Employers                            -        -        532       532
                                     -----    -----     ------    ------
                                       456      134      1,169     1,759

DEDUCTIONS:
  Distributions to Participants       (333)     (66)      (604)   (1,003)

INTERFUND TRANSFERS                    (10)      (3)        13         -
                                     -----    -----     ------    ------


INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                    113       65        578       756

Net Assets Available for Plan Benefits
  at Beginning of Year                 760      158      1,897     2,815
                                     -----    -----     ------    ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF YEAR                         $873     $223     $2,475    $3,571
                                     =====    =====     ======    ======

See Notes to Financial Statements.

             PAGE 7

                                  AMERICAN COMMERCIAL VESSEL
                             AND TERMINAL EMPLOYEES' SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    (Thousands of Dollars)
                                                       YEAR ENDED DECEMBER 31, 1992
                                           ---------------------------------------------------

                                  Guaranteed               CSX
                                   Interest              Common
                                     Fund   Equity FundStock Fund    Total
                                   -------- ----------------------  ------
ADDITIONS:
  Investment income:
    Dividends                        $   -     $  4      $  32    $   36
    Interest                            29        -          8        37
  Net Realized and Unrealized Appreciation
    of Investments                       -       13        182       195
  Contributions:
    Employees                          330       86        265       681
    Employers                            -        -        549       549
  Transfers from American Commercial
    Towing Company Thrift Plan          66       46         41       153
  Other receipts                         -        -         21        21
                                      ----     ----      -----     -----
                                       425      149      1,098     1,672

DEDUCTIONS:
  Distributions to Participants       (194)     (44)      (228)     (466)
  Transfers to American Commercial
    Lines Inc. Thrift Plan            (120)       -       (107)     (227)
                                      ----     ----      -----      ----
                                      (314)     (44)      (335)     (693)

INTERFUND TRANSFERS                    243      (68)      (175)        -
                                      ----     ----       ----      ----

INCREASE IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS          354       37        588       979

Net Assets Available for Plan Benefits
  at Beginning of Year                 406      121      1,309     1,836
                                      ----     ----    -------    ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF YEAR                         $760     $158     $1,897    $2,815
                                      ====     ====    =======    ======

See Notes to Financial Statements.

          PAGE 8

                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN
                             NOTES TO FINANCIAL STATEMENTS
                                (Thousands of Dollars)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the American Commercial Vessel and Terminal Employees' Savings Plan, (the "Plan"), are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in insurance company contracts are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay participant distributions. Investments in the Liberty National Bank Treasury Bill Index Account, a short-term investment vehicle are valued at cost plus accrued income. Investments in CSX Corporation common stock and mutual funds are valued at the last reported sales price on the last business day of the Plan year.

Certain prior-year data have been reclassified to conform to the 1993 presentation.

NOTE 2.  DESCRIPTION OF THE PLAN

Effective April 1, 1992, the American Commercial Towing Company Thrift Plan ("ACTC Plan") was merged with the Savings Plan for Employees of Inland Tugs and Mac Towing, Divisions of American Commercial Barge Line Company and Louisiana Dock Company, Division of American Commercial Marine Service Company, with the latter being the surviving plan. This merger resulted in a transfer of approximately $153,000 of net assets into the Plan on April 1, 1992. Effective April 1, 1992, the name of the surviving plan was changed to the American Commercial Vessel and Terminal Employees' Savings Plan.

The participating employers of the Plan include American Commercial Barge Line Company, American Commercial Marine Service Company, Hines American Line, Inc. and American Valley Line Terminals, Inc., subsidiaries of American Commercial Lines, Inc. ("ACL"), which is a wholly owned subsidiary of CSX Corporation ("CSX").

A complete description of Plan provisions including those relating to vesting, withdrawals, and distributions are contained in the Summary Plan Description and the Plan Document. Copies of these documents are available in the American Commercial Barge Line Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan is intended to qualify as a "cash or deferred" arrangement under
Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is limited to certain hourly paid employees of ACL and affiliated companies (the "Company" or the "Employer"). The total number of participants in the Plan as of December 31, 1993 and 1992 were 645 and 661, respectively.


                                         - 8 -



          PAGE 9

                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS--Continued
                                (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Guaranteed Interest Fund, consisting primarily of a guaranteed investment contract issued by Commonwealth Life Insurance Company; (2) the Equity Fund, which consists primarily of investments in the Fidelity Equity Income Fund; and (3) the CSX Common Stock Fund, consisting primarily of investments in CSX common stock. Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Employer contributions are made in the form of cash deposits to the CSX Common Stock Fund.

Participant Contribution: Participants in the Plan are allowed to contribute designated amounts (not to exceed $6.00 per day). All participant contributions are made on an after tax basis within the limits imposed by the IRC and may be invested in increments of 10% in any of the three investment alternatives. Investment direction may be revised by participants as often as four times per year.

Employer Contributions: The Employer contributes to the Plan an amount equal to 75% of each participating employee's contributions.

Vesting, Withdrawals, Distributions and Forfeitures: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Employer matching contributions after one of the following occurs: 1) Completion of 60 consecutive months of employment, 2) death or retirement, 3) total disability, or 4) termination of the Plan. If a participant withdraws from the Plan without being fully vested, the Employer's matching contributions and earnings thereon vest based on years of service as of the date of termination in accordance with the following schedule:

             Years of Service                 Vested Percentage
             ----------------                 -----------------
             Less than 2 years                         0%
             2 years but less than 3                  25%
             3 years but less than 4                  50%
             4 years but less than 5                  75%
             5 years or more                         100%

Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are forfeited upon participant termination of employment for reasons other than retirement or death; however, if an employee reactivates participation in the plan within a specified time period, the Employer contributions and income earned thereon are reinstated. These contingent reinstatement amounts were not significant at December 31, 1993 or 1992.
                                         - 9 -



          PAGE 10

                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS--Continued
                                (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Forfeitures in the amounts of $22 and $13 were used to offset Employer's contributions for the years ended December 31, 1993 and 1992, respectively. Related amounts of contributions receivable from the Employer at December 31, 1993 and 1992 were reduced by unapplied forfeitures in the amounts of $6 and $2, respectively.

Participant Accounts: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed Interest Fund: Substantially all of the assets held in this fund are invested in a guaranteed investment contract issued by Commonwealth Life Insurance Company.

Equity Fund: Substantially all of the assets held in the Equity Fund are invested in the Fidelity Equity Income Fund, a mutual fund managed by Fidelity Management and Research Company.

CSX Stock Fund: Substantially all of the assets held in this fund are invested in CSX common stock.

NOTE 4.  FEDERAL INCOME TAXES

The Plan has applied for, but not yet received a determination from the Internal Revenue Service that it is qualified under Section 401(a) and 501(a) of the IRC. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status.

Participants are not taxed on contributions by the Employer or on investment earnings on Employer or participant contributions until such amounts are withdrawn. Amounts contributed to the Plan by participants have been made


                                        - 10 -



          PAGE 11

                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS-- Continued
                                (Thousands of Dollars)

NOTE 4.  FEDERAL INCOME TAXES, Continued

subject to federal income taxation prior to such contributions, and are not subject to federal income taxation when withdrawn. In general, funds removed from the Plan in excess of employee contributions are taxable income to the participants.

A 10% additional income tax is imposed on the taxable income of withdrawals prior to age 59 1/2 unless certain exceptions are met, the most relevant of which are withdrawals made on account of the employee's death, disability, or for deductible medical expenses. Where withdrawals include securities, any unrealized gain on those securities, which is attributable to the employee's contributions for a separating employee, will normally not be taxable until a taxable disposition thereof is made.

NOTE 5.  RELATED PARTY TRANSACTIONS

Fees for administration, investment advice and other services are principally paid by the Employers. The Plan is not charged for administrative services performed on its behalf by the Employer. The Employer paid $5 and $39, respectively, to the Trustee and to the Plan Administrator during 1993, and $5 and $58, respectively, to the Trustee and to the Plan administrator during 1992, for administrative expenses of the Plan.

During the years ended December 31, 1993 and 1992, the Plan received $42 and $32, respectively, representing cash dividends from CSX Corporation common stock.

The trustee routinely invests Plan assets in the Liberty National Bank Treasury Bill Index Account. For the year ended December 31, 1993, transactions involving this account included 161 purchases with a total cost of $1,781 and 57 sales with a fair value and cost of $2,105. During the year ended December 31, 1992, transactions involving this account included 155 purchases with a total cost of $2,294 and 37 sales with a fair value and cost of $1,879.

NOTE 6.     TRANSFERS FROM THE PLAN

During 1992, certain participants in the Plan were transferred from an hourly-paid status to salaried status, thus allowing them to participate in the American Commercial Lines, Inc. Thrift Plan ("Thrift Plan"). Participant account balances in the amount of $227 were transferred from the Plan to the Thrift Plan and are included in "Transfers to American Commercial Lines Inc. Thrift Plan" in the 1992 statement of changes in net assets available for plan benefits.





                                         - 11-



          PAGE 12

                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS-- Continued
                                (Thousands of Dollars)


NOTE 7.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for amounts allocated to the accounts of participants who have withdrawn from the Plan. This requirement conflicts with generally accepted accounting principles and the presentation of such amounts in the financial statements where they remain Net Assets Available for Plan Benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                 December 31
                                               1993       1992
                                              -----------------
          Net assets available
            for plan benefits per
            the financial statements          $3,571     $2,815

          Amounts allocated to
            withdrawn participants              (210)       (180)
                                              ------     ------

          Net assets available
            for plan benefits,
            per the Form 5500                 $3,361     $2,635
                                              ======     ======

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                    Year Ended
                                                 December 31, 1993
                                                 -----------------

          Distributions to Participants
            per the financial statements               $1,003

          Add:  Amounts allocated to
            withdrawn participants at
            December 31, 1993                             210

          Less:  Amounts allocated to
            withdrawn participants at
            December 31, 1992                            (180)
                                                 -----------------

          Distributions to Participants
            per the Form 5500                          $1,033
                                                 =================
                                        - 12 -



          Page 13
                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN









                                SUPPLEMENTAL SCHEDULES












































                                        - 13 -



         PAGE 14

                              AMERICAN COMMERCIAL VESSEL
                         AND TERMINAL EMPLOYEES' SAVINGS PLAN
                              ASSETS HELD FOR INVESTMENT
                                   DECEMBER 31, 1993
                                (Thousands of Dollars)



Line 27(a)--Form 5500                                           SCHEDULE I

                                             Number of
                                              Shares
                                             or Face              Market
                                              Amount      Cost     Value
                                             ---------    ----    ------
  CSX Corporation common stock                27,638    $1,429    $2,263
  Commonwealth Insurance Guaranteed
    Investment Contract                      $   773       773       773
  Liberty National Bank Treasury
    Bill Index Account                       $   217       217       217
  Fidelity Equity Income Fund                  5,944       175       201
                                                         ------   ------
                                                         $2,594   $3,454
                                                         ======   ======































                                        - 14 -



            PAGE 15

                     AMERICAN COMMERCIAL LINES, INC. SAVINGS PLAN
                  TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF
                          5% OF THE FAIR VALUE OF PLAN ASSETS
                             YEAR ENDED DECEMBER 31, 1993
                                (Dollars in Thousands)


Line 30(d)--Form 5500                                             SCHEDULE II


                            Purchases                  Sales
                          ------------  -----------------------------------
                                                   Value of     Cost   Net
                                                Assets Sold on   of    Gain
Description of Asset      Number  Cost  Number Transaction Date Asset (Loss)
- - --------------------      ------  ----  ------ ---------------- ----- -----
Category (i) - individual transactions in excess of 5% of plan assets
- - ---------------------------------------------------------------------
Commonwealth Insurance
  Guaranteed Investment
  Contract                   1    $150

CSX Corporation
  Common Stock               1     180

Liberty National Bank
  and Trust Treasury Bill
  Index Account                              1         150          150 $  -

Liberty National Bank
  and Trust Treasury Bill
  Index Account                              1         180          180    -


Category (iii) - series of transactions in excess of 5% of plan assets
- - ----------------------------------------------------------------------

Liberty National Bank
  and Trust Treasury Bill
  Index Account            161    $1,781    57      $2,105       $2,105  $ -

Fidelity Equity
  Income Fund               13       149     6          60           53    7

CSX Corporation
  Common Stock              11       720     7         327          216  111

Commonwealth Insurance
  Guaranteed Investment
  Contract                  13       190     3          46           46    -

There were no category (ii), or (iv) reportable transactions during the year ended December 31, 1993.


                                        - 15 -



          PAGE 16




                                       SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          AMERICAN COMMERCIAL VESSEL AND TERMINAL EMPLOYEES' SAVINGS PLAN

                          By:  /s/ GREGORY R. WEBER
                               -------------------------------------------
                               Gregory R. Weber
                               (Attorney-in-Fact)



Date:  June 29, 1994


































                                        - 16 -